3155 East Patrick Lane, Suite 1

Las Vegas, Nevada

USA 89120

Website: www.rvti.com

August 29, 2008

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

RE:

Rival Technologies, Inc.  File No. 0-49900

December 31, 2007 Form 10-K

March 31, 2008 Form 10-Q

Dear Mr. O’Brien,

This letter is response to your comment letter dated August 5, 2008 regarding the above identified report of Rival Technologies, Inc. (the “Company”).  The Company is filing via EDGAR this response letter and an Amendment No. 1 to the Form 10-K.

We have restated your comments on the following pages and each comment is followed by the Company’s responses.

Comment 1.

The audit reports in the filing do not indicate whether the 2006 restatement has been audited.  In this regard, we note that Chisholm, Bierwolf & Nilson did not audit the 2006 financial statements and that Dohan and Company’s report on the 2006 financial statements is not dual dated.  Please obtain and file a revised audit report that clearly reflects compliance with the guidance in paragraphs 72-73 of AU Section 508.74 to the Codified Section of AICPA Professional Standards.

Response:  The Company has included a revised audit report from Dohan and Company that is dual dated.  See pages 5 and 6 of the amended 10-K.

Comment 2.

Please note that two years of audited Balance Sheet data are required in your 10-K filings.  Also, in future filings, please also include a Balance Sheet as of the preceding fiscal year.  See Articles 8-02 and 8-03 of Regulation S-X.

Response:  The Company has included the financial data from the year ended December 31, 2006 in the revised balance sheet.  See page 7 of the amended 10-K.  In the future the Company will undertake to provide the preceding fiscal year financial information in its Balance Sheet.

* * * * * * * *

In connections with our response to your comments, the Company acknowledges that:

*

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Douglas B. Thomas

Douglas B. Thomas

President

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